UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of July, 2007

Commission File Number     001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: July 18, 2007	By	/s/ Sashi Jagdishan
	Name:	Sashi Jagdishan
	Title:	Head – Finance and Administration

EXHIBIT INDEX

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

News Release pertaining to pricing of ADS offering, July 18, 2007.

Exhibit I

HDFC Bank Agrees to Sell 6,594,504 American Depositary Shares

at $ 92.10 per ADS

Mumbai, India - July 18, 2007 - HDFC Bank Limited (NYSE: HDB) announced today that it has priced its public offering of 6,594,504 American Depositary Shares (“ADSs”), each ADS representing three equity shares, at $92.10 per ADS. The price was equal to the volume weighted average price of the ADSs on the NYSE on Tuesday, July 17, 2007. The offering price is equivalent to a price of Rs.1,235.06 per equity share which is a premium of 3% over the July 17, 2007 closing price on the National Stock Exchange of India Limited (“NSE”).

Gross proceeds from the offering are expected to be approximately $607 million and will be used to strengthen the bank’s capital base to support future growth.

In addition, the underwriters to the offering have the right to purchase up to an additional 989,176 ADSs at the public offering price to cover over allotments.

HDFC Bank is a leading private sector bank and financial services company in India. It offers a wide range of financial products and services to retail and wholesale customers. Its ADSs are listed on the NYSE and its equity shares are listed on the NSE and The Bombay Stock Exchange Limited.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such jurisdiction. A copy of the prospectus relating to this offering may be obtained by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated, 4 World Financial Center, 5th Floor, New York, NY 10080, Attention: Syndicate Desk (telephone number: 212-449-6500) or by contacting UBS Securities LLC, 299 Park Avenue, New York, NY 10171, Attention: Prospectus Department (telephone number: 212-821-3000).